Exhibit 1.01
UNITED TECHNOLOGIES CORPORATION
Conflict Minerals Report
For the Year Ended December 31, 2017

1.	Introduction
United Technologies Corporation (“UTC”) has prepared this Conflict Minerals Report (the “Report”) for the calendar year ended December 31, 2017, as required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Terms used and not defined in this Report have the meanings ascribed in Form SD, as adopted by the Securities and Exchange Commission (“SEC”) pursuant to the Rule. References in this Report to internet websites and certain of UTC’s internal policies and procedures are provided for convenience only. The referenced documents and information available through these websites are not incorporated by reference into this Report.

2.	Company Overview
UTC manufactures and contracts to manufacture products that contain tin, tantalum, tungsten, and gold (“3TG” or “Conflict Minerals”) necessary to the functionality or production of such products (“Necessary 3TG”). Specifically, UTC provides high technology products and services to the building systems and aerospace industries worldwide. UTC’s operations for the period presented herein are classified into four segments (for purposes of this Report hereinafter referred to as “business segments”): Otis, UTC Climate, Controls & Security (“CCS”), Pratt & Whitney, and UTC Aerospace Systems (“UTAS”), with each business segment comprised of similar operating companies. References to each business segment include the various operating companies established worldwide through which the operations of each business segment are conducted.
Otis is the world’s largest elevator and escalator manufacturing, installation and services company. Otis designs, manufactures, sells and installs passenger and freight elevators as well as escalators and moving walkways. In addition to new equipment, Otis provides modernization products to upgrade elevators and escalators.
CCS is a leading provider of heating, ventilating, air conditioning (“HVAC”), refrigeration, fire, security and building automation products, solutions, and services for residential, commercial, industrial and transportation applications. CCS provides a wide range of building systems, including cooling, heating, ventilation, refrigeration, fire and smoke detection, portable fire extinguishers, fire suppression, gas and flame safety, intruder alarms, access control systems, video surveillance and building control systems.
Pratt & Whitney is among the world’s leading suppliers of aircraft engines for the commercial, military, business jet and general aviation markets. Pratt & Whitney provides fleet management services and aftermarket maintenance, repair and overhaul services. Pratt & Whitney and Pratt & Whitney Canada also produce, sell and service auxiliary power units for commercial and military aircraft.
UTAS is a leading global provider of technologically advanced aerospace products and aftermarket service solutions for aircraft manufacturers, airlines, regional, business and general aviation markets, military, space and undersea operations. UTAS’ product portfolio includes electric power generation, power management and distribution systems, air data and aircraft sensing systems, engine control systems, intelligence, surveillance and reconnaissance systems, engine components, environmental control systems, fire and ice detection and protection systems, propeller systems, engine nacelle systems, including thrust reversers and mounting pylons, interior and exterior aircraft lighting, aircraft seating and cargo systems, actuation systems, landing systems, including landing gear, wheels and brakes, and space products and subsystems. Aftermarket services include spare parts, overhaul and repair, engineering and technical support and fleet management solutions.
Additional information about UTC and our business segments is included in UTC’s report on Form 10-K for the year ended December 31, 2017.

3.	Supply Chain Description
UTC is a large and complex organization with thousands of globally dispersed suppliers. There are multiple tiers of suppliers between UTC’s business segments and the 3TG mines. Therefore, we rely on our direct suppliers to work with their upstream suppliers to provide us with accurate information (e.g., through the reasonable country of origin inquiry described below) about the origin of 3TG contained in the materials, components, parts, subassemblies, and products contracted to be manufactured (collectively “Components”) we purchase.

4.	Reasonable Country of Origin Inquiry (“RCOI”)
The elements of our RCOI were: (i) identification of suppliers to survey, (ii) data collection, and (iii) assessment of data to determine whether further due diligence is required.
Each business segment identified a list of suppliers to survey for purposes of the RCOI undertaken for this reporting period (“Surveyed Suppliers”). The criteria for selecting the suppliers to include in the supply chain survey varied given each business segment’s unique circumstances, but generally included consideration of the likelihood of 3TG content in the Components supplied, the amount paid to suppliers believed likely to incorporate 3TG in the Components supplied, and the information technology infrastructure capabilities at the business segment. In total, for this reporting period, UTC’s business segments sent 1,484 surveys to suppliers, estimated to represent over $9 billion in spending by our business segments during 2017.
We collected information from the Surveyed Suppliers using the Conflict Minerals Reporting Template (“CMRT”), or a tool based on the CMRT. Among other inquiries, the survey contained questions regarding whether the supplier’s products contain 3TG, its policy with respect to conflict-free sourcing, the supplier’s due diligence process, and information about the supplier’s supply chain, such as the names of the smelters or refiners that processed 3TG in the supplier’s products, and the origin of 3TG used by those facilities.
Based on the RCOI undertaken for this reporting period, UTC has reason to believe that at least a portion of its Necessary 3TG may have originated from the Covered Countries, and has reason to believe that such portion of its Necessary 3TG may not be from recycled or scrap sources. Accordingly, we conducted the below described due diligence on the source and chain of custody of the Necessary 3TG in our products.

5.	Due Diligence

A.	Due Diligence Framework
Our due diligence measures have been designed to conform, in all material respects, with the internationally recognized due diligence framework presented by the Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (2016), OECD Publishing and related supplements for gold, tin, tantalum, and tungsten.

B.	Due Diligence Measures Undertaken
The due diligence steps we performed are set forth below according to the five-step framework established by the OECD:
OECD Step 1: Establish Company Management Systems
Conflict Minerals Policy
UTC established a corporate policy with respect to the sourcing of Conflict Minerals. A copy of this policy is available on UTC’s website at: http://www.utc.com/Suppliers/Documents/conflict_minerals_policy.pdf. Among other things, our corporate policy expresses UTC’s expectation that our suppliers will comply with the Rule and support UTC in fulfilling its obligations under the Rule. The policy also expresses UTC’s preference to source 3TG originating in any of the Covered Countries from a smelter or refiner validated as conflict-free by an independent third-party, for example through the Conflict-Free Sourcing Initiative’s (CFSI) Conflict-Free Smelter Program (“CFSP”), now known as the Responsible Mineral Initiative’s (“RMI”) Responsible Minerals Assurance Process (“RMAP”), or similar third-party programs. The policy also expresses UTC’s commitment to continue to support initiatives that enable the sourcing of conflict-free minerals. In the event we identify non-compliance with our corporate policy on the sourcing of Conflict Minerals, our business segments will attempt to work with the supplier to correct the situation. If a supplier remains non-compliant, the business segment may evaluate its options, including but not limited to reassessment of the supplier relationship.
Conflict Minerals Team
UTC established a cross-functional team to develop and implement its Conflict Minerals compliance program. The Conflict Minerals team is comprised of representatives from UTC’s Corporate Office and each business segment, with representation from functions such as supply chain management, legal, and corporate responsibility. The Conflict Minerals team is supported by a steering committee comprised of executives in supply chain management from UTC’s Corporate Office and each business segment.
Supply Chain Controls and Transparency
UTC participates in industry-wide initiatives that raise awareness for responsible sourcing of 3TG and provide resources to improve disclosures regarding the origin of 3TG in supply chains. For example, UTC is a member of the Responsible Minerals Initiative (RMI) (member code: AUTC). The flagship program of the RMI is the Responsible Minerals Assurance Process (RMAP), through which the RMI identifies smelters and refiners that produce responsibly sourced materials with a view to prevent the extraction and trade of minerals from becoming a source of conflict. The RMI uses specially trained third-party auditors to independently verify that the identified smelters and refiners have systems in place to responsibly source minerals in conformance with the RMAP. Another RMI program is the development and publication of the Conflict Minerals Reporting Template (“CMRT”), a free, standardized reporting template that facilitates the transfer of information through the supply chain regarding 3TG country of origin and the smelters and refiners utilized to process such 3TG.
Additionally, UTC is a member of the Aerospace Industries Association (“AIA”) conflict minerals working group. The AIA, on behalf of its member companies, sent a letter through the RMI to smelters not yet participating in the RMAP. In its letter, the AIA urged such smelters to conduct due diligence on the origin of 3TG in their supply chains and become validated as conformant with the CFSP (now known as the RMAP), or validated as conflict-free under a similar program.

Supplier Engagement and Training
To communicate our expectations regarding the responsible sourcing of conflict minerals, UTC posted on our website our position statement on conflict minerals referenced above. We provided the Surveyed Suppliers with a video message from UTC leadership about the conflict minerals law and our expectations of how our suppliers will help us to comply with this law. UTC developed and made available to the Surveyed Suppliers a web-based training presentation on topics including the requirements of the Rule, our obligations under the Rule, instructions for responding to our survey, and an e-mail address for assistance in interpreting and completing our business segments’ survey.
We advised Surveyed Suppliers that we do not discourage the sourcing of 3TG from the Covered Countries; rather, we encourage our suppliers to source such 3TG from a smelter or refiner validated as conformant with the Conflict-Free Smelter Program (now known as the Responsible Minerals Assurance Process), or validated as conflict-free under a similar program. We also asked Surveyed Suppliers, to the extent they believed the products delivered to UTC’s business segments may have contained 3TG originating from one of the Covered Countries, to provide 3TG information specific to such products (i.e., a “product-level” CMRT declaration).
The language in our standard contract terms and conditions of purchase for the negotiation of new and renewal contracts requires our suppliers to comply with the RCOI and due diligence requirements of the Rule, except that suppliers who are not SEC registrants are not required to comply with the Rule’s filing requirements.
Internal Training
UTC developed training and reference materials for its employees about Conflict Minerals, including a training module summarizing the relevant requirements of the Rule, UTC’s obligations under the Rule, and the processes UTC designed to evaluate and respond to the risk, if any, of Necessary 3TG in its supply chain that directly or indirectly financed or benefited armed groups in the Covered Countries.
Maintain Records
UTC has adopted a policy to retain relevant documentation.
Grievance Mechanism
General questions regarding UTC’s conflict minerals compliance program can be directed to UTC’s Corporate Responsibility Manager at cminfo@utc.com. Employees or third parties may report any concerns about or violations of UTC’s corporate policy with respect to the sourcing of Conflict Minerals via UTC’s Ombudsman/DIALOG Program. Additional information regarding UTC’s Ombudsman/ DIALOG Program is available at: http://www.utc.com/How-We-Work/Ethics-And-Compliance/Pages/Ombudsman-Program.aspx.
OECD Step 2: Identify and Assess Risks in the Supply Chain
Our business segments conducted a supply chain survey using the Conflict Minerals Reporting Template (“CMRT”), or a tool based on the CMRT, to investigate the origin of Necessary 3TG in our products.
Suppliers who did not respond to our business segments’ survey received multiple letters reminding them to submit their survey responses within a stated time period. In addition, business segment representatives, members of the UTC Conflict Minerals team, and colleagues, such as account executives, asked contacts at non-responsive suppliers for their assistance in resolving overdue survey responses.

Members of the UTC Conflict Minerals team or business segment representatives reviewed the Surveyed Suppliers’ responses against an established set of criteria to determine whether further engagement was necessary. For example, if a supplier advised it sourced 3TG from any of the Covered Countries, our business segments or their representatives compared the smelters and refiners identified in a supplier’s survey response against the Responsible Minerals Initiative’s (RMI) published list of facilities that are conformant with the Responsible Minerals Assurance Process (RMAP) assessment protocols. In the event the facilities identified were not validated as conformant with the Conflict-Free Smelter Program (CFSP, now known as the RMAP), we encouraged our supplier to source such 3TG from a smelter or refiner validated as conformant with the RMAP, or validated as conflict-free under a similar program, and provided information regarding the RMI, including the process for a smelter to join the RMAP.
OECD Step 3: Design and Implement a Strategy to Respond to Risks
UTC designed and implemented a risk management plan to evaluate and respond to risks identified in our supply chain. In the event we identify non-compliance with our corporate policy on the sourcing of Conflict Minerals, our business segments will attempt to work with the supplier to correct the situation. A supplier’s failure to take corrective actions when required may lead to additional actions, including but not limited to reassessment of the supplier relationship. Risk assessment findings based on the supply chain survey and due diligence conducted were reported to senior management.
OECD Step 4: Carry out Independent Third Party Audit of Smelter’s and Refiner’s Due Diligence Practices
We support audits of smelters and refiners through our participation in, and financial support of, the RMI. The RMI’s flagship program is the RMAP which uses independent third-party auditors to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials. We do not perform direct audits of these entities within our supply chain.
OECD Step 5: Report Annually on Supply Chain Due Diligence
A copy of this Report and UTC’s associated Form SD are available free of charge through the Investors section of our website (http://www.utc.com) under the heading “SEC Filings.”

6.	Efforts to Determine Mine or Country of Origin
Our supply chain survey included questions that asked the Surveyed Suppliers for the name of the smelter(s) in their supply chain, the name of the mine(s), and the location of the mine(s) from where 3TG in their supply chain originated. The cover letter for our supply chain survey instructed suppliers, to the extent they had determined the products delivered to UTC’s business segments contained 3TG originating from one of the Covered Countries, to provide a “product-level” declaration with information specific to such products (e.g., the name of the mine, country of origin, and/or the name of the smelter or refiner who processed 3TG in such products).

7.	RCOI and Due Diligence Results

A.	Survey Responses
We rely on our suppliers to provide information on the origin of 3TG contained in the Components purchased by our business segments. These suppliers are similarly reliant upon information provided by their suppliers.
In total, UTC’s business segments sent 1,484 surveys to suppliers, estimated to represent over $9 billion in spending by our business segments during 2017. Of the 1,484 surveys sent, we received 1,351 completed surveys, representing a response rate of 91%.

The responses we received from Surveyed Suppliers collectively identified 303 unique facilities identified by the Responsible Minerals Initiative (RMI), of which 258 or approximately 85% were validated as conformant with the Responsible Minerals Assurance Program (RMAP), were actively undergoing an audit to validate their conformant status under the RMAP, or were participating in another recognized conflict-free certification program.
We identified 237 survey responses where a supplier declared it sourced 3TG from one of the Covered Countries. Based on our review of these survey responses and the due diligence measures described above, we have reason to believe some of our suppliers sourced 3TG used in Components supplied to one of our business segments from the smelters listed on Schedule A. We determined these smelters may have sourced such 3TG from the countries of origin listed on Schedule B attached hereto. Each smelter identified on Schedule A was included on the RMI Conformant Smelter & Refiner List.
With respect to the other survey responses, despite the due diligence we have undertaken for this reporting period, we were unable to link such 3TG from the Covered Countries to the Components supplied to our business segments. We were unable to do so because the information provided was generally at a supplier-company level that described the supplier’s overall potential 3TG sourcing. Of the remaining survey responses providing smelter information, the suppliers were unable to verify whether 3TG from those smelters was used in the Components supplied to one of our business segments. For this reason, with the exception of the smelters described above, we have been unable to identify with confidence the specific facilities used to process Necessary 3TG in our products, the country of origin, or the mine or location of origin of the Necessary 3TG in our products.

B.	Continuous Improvement Efforts to Mitigate Risk
Since December 31, 2017, UTC has taken, or intends to take the following steps to improve the due diligence conducted to further mitigate risks that the Necessary 3TG used in our products could benefit armed groups in the Covered Countries. As part of our regularly scheduled compliance program activities, we intend to:

•	Direct suppliers to our corporate policy with respect to the sourcing of Conflict Minerals;

•
Follow-up with suppliers whose survey responses indicate they source 3TG from one of the Covered Countries and encourage them to source such 3TG from smelter(s) or refiner(s) validated as conformant with the Responsible Minerals Assurance Process (RMAP, formerly known as the Conflict-Free Smelter Program) or a similar conflict-free program;

•
Identify and follow-up with suppliers who do not respond to our supply chain survey in an effort to increase our survey response rate and obtain additional information about the sourcing of 3TG in our supply chain; and

•
Participate in trade association and/or industry-wide initiatives to define and improve best practices for conducting due diligence on supply chains containing 3TG and/or that support the development of conflict-free supply chains.

Cautionary Note Concerning Forward-Looking Statements
This Report contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. These forward-looking statements are intended to provide management’s current expectations or plans for our future business practices and performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “intends,” “strategy,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “confident” and other words of similar meaning in connection with a discussion of future performance. Forward-looking statements may include, among other things, statements relating to future supply management practices, policies and plans for procurement of materials, risk management practices, supply chain infrastructure and efforts to improve supply chain transparency. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation, the ability of the Company, its suppliers, industry groups and supplier organizations to obtain reliable information as to the source of purchased production materials; the timing for the development of infrastructure allowing such information to be compiled and shared with others in a cost effective and efficient manner; the impact of changes in laws and regulations, and the interpretation thereof, and in political conditions; the impact of restructuring activities and the reorganizations of our operations; the impact of acquisitions, divestitures, joint ventures and other transactions; and other factors beyond our control. The forward-looking statements speak only as of the date of this Report and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Schedule A to
Conflict Minerals Report

Metal        Smelter or Refiner Name            RMI ID*        Smelter or Refiner Location
Tin        Malaysia Smelting Corporation        CID001105        Butterworth, Penang, Malaysia
Tin        Thaisarco                CID001898        Amphur Muang, Phuket, Thailand

* Each smelter or refiner identified above was included on the RMI Conformant Smelters & Refiners List.

Schedule B to
Conflict Minerals Report
Countries of Origin
Australia, Austria, Bolivia (Plurinational State of), Brazil, Burundi, Cambodia, Canada, China, Colombia, Democratic Republic of the Congo, Japan, Mexico, Mongolia, Nigeria, Portugal, Russian Federation, Spain, United Kingdom of Great Britain and Northern Ireland, Rwanda, United States of America, Uzbekistan, Vietnam